

June 5, 2015

Nehemia Zucker
Chief Executive Officer
j2 Global, Inc.
6922 Hollywood Boulevard, Suite 500
Los Angeles, CA 90028

  Re: **j2 Global, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed March 2, 2015
     File No. 000-25965

Dear Mr. Zucker:

  We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Business

Business Cloud Services, page 3

1. Please revise your discussion of your business cloud services to specify which products are delivered as software as a service or infrastructure as a service. Your discussion should also address the different cost structures for these product categories. For example, please discuss the capital expenditures you may incur acquiring additional server capacity for products delivered as infrastructure as a service, such as data storage.

2. We note that you generate substantially all of your revenue from this segment from subscription revenues and variable usage revenue. Please identify the products that are sold pursuant to each revenue model. For example, please specify whether your online fax services generate revenue from subscriptions or usage.

Digital Media

Display and Video Advertising, page 6

3. Expand your discussion of your display and video advertising network operations. This discussion should address your relationships with your advertising customers and the third-party sites where you sell advertising. Please include a brief discussion of your technology and explain how you use information obtained from your users to sell targeted advertising on your owned-and-operated properties and third-party sites.

Financial Statements

Revenue Recognition

Digital Media, page 57

4. We note that your Digital Media segment derives revenues primarily from advertising campaigns that target your proprietary websites as well as those websites operated by third parties who are part of your Digital Media advertising network. Please tell us more about your advertising network. For each service offering please describe in detail the following:
    - the nature of the services provided (e.g. ad space, design advertising campaigns or other),
    - the nature of each service customer base indicating to what extent its revenues are earned by way of ad exchanges, ad networks, directly from advertising customers and from your proprietary websites,
    - the extent to which such revenues are derived from ads published on the internet and on mobile devices, and
    - the pertinent terms of your contractual arrangements for each such revenue source.
   Explain for us how you account for each revenue source and your consideration of ASC 605-45-45. Indicate whether you recognize such revenues on a gross or net basis.

5. Please also explain your lead-generation campaign business for us. Tell us what qualified leads are and how much revenue they generate for your segment. Describe the services performed, the cost you incur to generate these revenues and how they are accounted for (i.e. gross vs. net) and why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Advisor, at (202) 551-3778, Brandon Hill, Attorney-Advisor, at (202) 551-3265, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Patrick S. Brown, Esq.
        Sullivan & Cromwell LLP